The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(STOCK CODE: 0981)

Discloseable Transaction

SMIC and IBM Sign 45nm Technology Licensing Agreement

● Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) refers to the announcement dated 26 December, 2007 made pursuant to Listing Rule 13.09(1) in respect of the Technology Licensing Agreement entered into by the Company and IBM on 26 December, 2007 to license IBM’s 45-nanometer bulk complementary metal-oxide-semiconductor (CMOS) technology to SMIC for 300mm wafer foundry service.

● This announcement seeks to provide further information to the public and is also made due to the Technology Licensing Agreement and the licensing of the Licensed Technology contemplated therein constitute a discloseable transaction of the Company under Rule 14.08 of the Listing Rules. A circular containing the information required under the Listing Rules will be dispatched to the Company’s shareholders as soon as practicable.

1. TECHNOLOGY LICENSING AGREEMENT

Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) refers to the announcement dated 26 December, 2007 made pursuant to Listing Rule 13.09(1) in respect of the Technology Licensing Agreement entered into by the Company and IBM on 26 December, 2007 to license IBM’s 45-nanometer bulk complementary metal-oxide-semiconductor (CMOS) technology to SMIC for 300mm wafer foundry service.

Under the Technology Licensing Agreement, IBM will license bulk CMOS technologies to SMIC. The technology can be used to fabricate devices in mobile applications such as handsets integrated with 3G, multimedia, graphic chips and chipsets at the 45nm technology node. The technology can also support the manufacturing of graphics and other consumer devices. To the best of the Company’s knowledge, IBM is currently the only owner of the most advanced 45nm technology available for commercial production and licensing available to the Company. The licence under the Technology Licensing Agreement is a perpetual licence, unless terminated earlier for breach of any material term or condition of the Technology Licensing Agreement.

“China is a rapidly growing, strategic marketplace and SMIC is the largest Chinese foundry,” said Kevin Hutchings, vice president of IP Licensing for IBM.”

“We are excited about the SMIC-IBM licensing partnership, which will accelerate SMIC technology advancement in logic process technology and help us provide optimal solutions for our customers at our 300mm facilities,” said Matthew Szymanski, vice president of Corporate Relations for SMIC. “Coupled with IBM’s expertise on design enabler and system IP comprehension, SMIC can transition our fabless customers to system-on-chip (SOC) design for the 45nm node era,” said Szymanski.

The Licensing Agreement with IBM is part of SMIC’s commitment to further strengthen its leading foundry position in China to serve customers in high growth market sectors around the world. This agreement complements SMIC’s ongoing research and development progress, including its 65nm low-power technology, which is under customer product qualification.

2. CONSIDERATION:

The Consideration will be funded by internal resources of the Company.

The Consideration was arrived at after arm’s length negotiation between the parties. The Company confirms that the Consideration has no material adverse financial impact on the Company and is in the interest of the Company. The Company confirms that the non-disclosure of the consideration does not result in the Company not complying with the requirements of Rule 2.13 of the Listing Rules. Pursuant to Rule 14.58(4) and 14.58(6) of the Listing Rules, the aggregate value of consideration of a discloseable transaction is required to be disclosed in the announcement and circular. The Company has applied to the Stock Exchange for a waiver from strict compliance of Rules 14.58(4) and 14.58(6) of the Listing Rules in respect of disclosure of the actual consideration of the Technology Licensing Agreement and to-date the Stock Exchange has indicated that it may not grant the required waiver. The Company will continue to discuss with the Stock Exchange in relation to its waiver application and further announcement(s) will be made after the conclusion of the waiver application has been reached.

Since the Licensed Technology constitutes only part of the technology related to SMIC’s 300mm wafer foundry service, distinctive revenue or expenses cannot be attributable to the Licensed Technology, therefore no identifiable income stream can be assigned to it.

3. REASONS FOR ENTERING INTO THE TECHNOLOGY LICENSING AGREEMENT

Under the Technology Licensing Agreement, IBM will license bulk CMOS technologies to SMIC. The technology can be used to fabricate devices in mobile applications such as handsets integrated with 3G, multimedia, graphic chips, and chipsets at the 45nm technology node. The technology can also support the manufacturing of graphics and other consumer devices. The Directors, including the independent non-executive Directors, are of the opinion that the terms of the Technology Licensing Agreement are fair and reasonable and are in the interests of the shareholders of the Company as a whole.

4. GENERAL

The Company confirms that, to the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, IBM and to the best of the Company’s knowledge its ultimate beneficial owners are third parties independent of and not connected with the Company or any of its connected persons (as defined in the Listing Rules).

The Technology Licensing Agreement and the licensing of the Licensed Technology contemplated therein constitute a discloseable transaction of the Company under Rule 14.08 of the Listing Rules. Pursuant to Rule 14.58(4) and 14.58(6) of the Listing Rules, the aggregate value of consideration of a discloseable transaction is required to be disclosed in the announcement and circular. The Company has applied to the Stock Exchange for a waiver from strict compliance of Rules 14.58(4) and 14.58(6) of the Listing Rules in respect of disclosure of the actual consideration of the Technology Licensing Agreement and to-date the Stock Exchange has indicated that it may not grant the required waiver. The Company will continue to discuss with the Stock Exchange in relation to its waiver application and further announcement(s) will be made after the conclusion of the waiver application has been reached.

A circular containing the information required under the Listing Rules in relation to the Transaction will be dispatched to shareholders as soon as practicable.

5. DEFINITION

“Board”	the board of directors of the Company
“Company” or “SMIC”	Semiconductor Manufacturing International Corporation
“Consideration”	the total consideration for the Licensed Technology
“Directors”	the directors of the Company
“Hong Kong”	Hong Kong Special Administrative Region of the People’s Republic of China
“IBM”	International Business Machines Corporation
“Licensed Technology”	IBM’s bulk CMOS 45-nanometer technologies licensed to SMIC for 300mm wafer foundry service
“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange
“PRC”	the People’s Republic of China, but for the purposes of this announcement only, excludes Hong Kong, Macau and Taiwan
“Stock Exchange”	The Stock Exchange of Hong Kong Limited
“Technology Licensing Agreement”	the technology licensing agreement dated 26 December, 2007 entered into between SMIC and IBM to license the Licensed Technology
“United States”	United States of America

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) manufacturing service at 0.35um to 65nm and finer line technologies.  Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) under pilot production and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, and an in-house assembly and testing facility in Chengdu.  SMIC also has customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong.  In addition, SMIC manages and operates a 200mm wafer fab in Chengdu owned by Cension Semiconductor Manufacturing Corporation and a 300mm wafer fab under construction in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation.  For more information, please visit http://www.smics.com

About IBM

For further information about IBM Microelectronics, visit http://www/ibm.com/chips/

Safe Harbor Statements for SMIC

(Under the U.S. Private Securities Litigation Reform Act of 1995)

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements, including statements of “accelerate SMIC technology advancement in logic process technology“ and “can transition our fabless customers to system-on-chip (SOC) design for the 45nm node era” generally relate to the company’s plans, objectives and expectations for future operations and are based upon management’s current estimates and projections of future results or trends. Actual future results may differ materially from those projected as a result of certain risks and uncertainties. For a discussion of such risks and uncertainties, see “Risk Factors” in the Company’s Annual Report on Form 20-F filed on June 29, 2007 with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.”

SMIC has filed with the U.S. Securities and Exchange Commission its annual report on Form 20-F for the year ended December 31, 2006. The annual report is available on our website at www.smics.com. In addition, all SMIC ADR holders have the ability, upon request, to receive a hard copy of our complete audited financial statements free of charge.

SMIC Press Contact:

Reiko Chang

Corporate Relations

TEL: +86 21 5080 2000 ext 10544

Email: Reiko_Chang@smics.com

As at the date of this announcement, the Directors of the Company are Yang Yuan Wang as Chairman and Independent Non-Executive Director of the Company; Richard R. Chang as President, Chief Executive Officer and Executive Director of the Company; Wang Zheng Gang as Non-Executive Director of the Company; and Ta-Lin Hsu, Tsuyoshi Kawanishi, Henry Shaw, Lip-Bu Tan, Albert Y.C. Yu and Jiang Shang Zhou as Independent Non-Executive Directors of the Company.

By order of the Board

Semiconductor Manufacturing International Corporation

Richard R. Chang

Chief Executive Officer

Shanghai, PRC

27 December, 2007

• For identification only